UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 3, 2024

ARCA biopharma, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	000-22873	36-3855489
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10170 Church Ranch Way
Suite 100
Westminster, Colorado	80021
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (720) 940-2100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	ABIO	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Subscription Agreement

On July 3, 2024, Oruka Therapeutics, Inc., a Delaware corporation (“Oruka”), and certain parties entered into a Letter Agreement (the “Amendment”), amending that certain Subscription Agreement, dated April 3, 2024, by and among Oruka and each of the purchasers thereto (as amended from time to time, the “Subscription Agreement”) that was entered into in connection with the Agreement and Plan of Merger and Reorganization, dated April 3, 2024, by and among ARCA biopharma, Inc., a Delaware corporation (“ARCA”), Atlas Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of ARCA, Atlas Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of ARCA, and Oruka (the “Merger Agreement”). The Amendment fixes a scrivener’s error in the definition of “Purchase Price” in the Subscription Agreement.

Amended and Restated Subscription Agreement

On July 3, 2024, immediately following the execution of the Amendment, Oruka and certain parties entered into an Amended and Restated Subscription Agreement (the “A&R Subscription Agreement”), amending and restating in its entirety the Subscription Agreement. The A&R Subscription Agreement provides, among other things, for warrants to be issued to certain of Oruka’s employees and service providers.

The foregoing descriptions of the Amendment and the A&R Subscription Agreement are summaries only and are qualified in their entirety by reference to the full text of the forms of the Amendment and the A&R Subscription Agreement, copies of which are filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1*	Form of Amendment
10.2*	Form of A&R Subscription Agreement
104	Cover Page Interactive Data File (formatted as Inline XBRL)

*	Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished. Certain portions of this exhibit (indicated by “[***]”) have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCA biopharma, Inc. (Registrant)

Date: July 9, 2024	By:	/s/ C. Jeffrey Dekker
		Name:	C. Jeffrey Dekker
		Title:	Chief Financial Officer

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